July 31, 2019

Xue Ran Gao
Chief Executive Officer
AS Capital, Inc.
3609 Hammerkop Drive
North Las Vegas, NV 89084

       Re: AS Capital, Inc.
           Amendment No. 5 to Registration Statement on Form 10-12(g) Filed on July 17, 2019
           File No. 000-55999

Dear Ms. Gao:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10-12(g) filed July 17, 2019

Business Development, page 1

1. We note your response to prior comments 2 and 3 and refer to Exhibit 99.1 and your disclosure on page 2. Please revise the disclosure on page 2 of the Form 10 to disclose all shareholder meeting dates, while also disclosing all matters acted upon, and the applicable voting results. In this regard, we note that you disclose on page 2 of the Form
      10 that a shareholder meeting was held on December 1, 2018, but it remains unclear what matters shareholders acted upon, the applicable quorums, and the voting results from the meeting. In addition to your December 1 shareholder meeting, your Exhibit 99.1 materials (pages 47-48) indicate that the custodian provided notice for a shareholder meeting to be held on September 28, 2018; however, there is no disclosure in the registration statement concerning any shareholder meeting on this date. Similarly, your
      Certificate of Revival, which you filed with the Secretary of State on September 19, 2018,
 Xue Ran Gao
AS Capital, Inc.
July 31, 2019
Page 2
      represents that you had previously received written consent from shareholders to revive the corporation; however, it is unclear from your Form 10 disclosure when or how you obtained consent from the shareholders to undertake this action.
Form of Acquisition, page 4

2. We reissue prior comment 4. Please revise to disclose the material terms of all 2018 equity sales made by the company to XTC or its affiliates and amend your disclosures in
      Items 2, 4, 7 and 10, as applicable. In this regard, we refer again to your prior responses, which indicate that XTC provided the company with funding in exchange for common stock. As for your disclosure indicating that XTC purchased 500 shares on
      June 14, 2018 at $0.05 per share, please revise to disclose that XTC made this share purchase on the open market or through a privately negotiated transaction, or advise. In this regard, we refer to your disclosures on page 2 of the Form 10, and the Exhibit 99.1 materials, which indicate that Rineon Group (i.e, the Company) did not undertake any business activity between its November 10, 2010 Form 15 filing date and August 9, 2018 and as such it is unclear how the company issued any shares to XTC in June 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameXue Ran Gao
                                                          Division of
Corporation Finance
Comapany NameAS Capital, Inc.
                                                          Office of Healthcare
& Insurance
July 31, 2019 Page 2
cc:       Jenny Chen-Drake, Esq.
FirstName LastName